Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Organization
Greenhill & Co., LLC	New York
Greenhill Aviation Co., LLC	Delaware
Greenhill Capital Partners, LLC	Delaware
Greenhill & Co. Europe Holdings Limited	England and Wales
Greenhill & Co. International LLP	England and Wales
Greenhill & Co. Europe LLP	England and Wales
Greenhill & Co. Cayman Limited	Cayman Islands, B.W.I.
Greenhill & Co. Sweden AB	Sweden
Greenhill & Co. Holding Canada Ltd.	Canada
Greenhill & Co. Canada Ltd.	Canada
Greenhill & Co. Australia Holdings Pty Ltd	Australia
Greenhill & Co. Australia Pty Limited	Australia
Greenhill & Co. Asia Limited	Hong Kong
Greenhill & Co. Japan Ltd.	Japan
Greenhill & Co. do Brasil Assessoria Ltda.	Brazil
Greenhill GP, LLC	Delaware
Greenhill Cogent Holdings, LP	Texas
Greenhill Cogent, LP	Texas
Greenhill Cogent Europe, LLP	England and Wales
Greenhill Cogent Asia Pte. Ltd.	Singapore